Exhibit 77C

Alliance Limited Maturity Government Fund, Inc.
811-06627


77C - Matters submitted to a vote of security holders

At a Special Meeting of Shareholders of Alliance Limited Maturity Government Fund, Inc. ("ALMGF") held on November 14, 2000, the shareholders of ALMGF approved the Agreement and Plan of Reorganization and Liquidation providing for the transfer of all the assets and liabilities of ALMGF in exchange for shares of the U.S. Government Portfolio of Alliance Bond Fund, Inc., the distribution of such shares to shareholders of ALMGF and the subsequent dissolution of ALMGF.

The voting with respect to the above proposal was as follows:

Shares Voted For	Shares Voted Against	Shares Abstained
3,559,045		91,786		    126,464